Chart Acquisition Corp.
75 Rockefeller Plaza, 14th Floor, New York, New York 10019

November 20, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Amendment No. 9 to Registration Statement on Form S-l File No. 333-177280

Dear Mr. Dobbie:

Chart Acquisition Corp. (the “Company”, “we”, or “our”)is electronically transmitting hereunder our Amendment No. 9 to the Company’s registration statement on Form S-1 (the “Registration Statement”). A marked version of Amendment No. 9 is enclosed herewith, reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

Amendment No. 9 is being filed not in response to any outstanding staff comments, rather to update and modify the Registration Statement primarily as follows:

1.	Changing the percentage of offering proceeds held in trust from 101% to 100%;
2.
Adding disclosure regarding agreement by certain of our stockholders to deposit an aggregate of $2,250,000 into a segregated escrow account as payment for a warrant tender offer to be conducted in connection with the Company’s initial business combination; and

3.	Updating the Registration Statement to include the financial statements for the period ending September 30, 2012 along with minor conforming amendments.

We thank the Staff in advance for its consideration of the enclosed. Should you have any questions concerning the foregoing , please contact our counsel Stuart Neuhauser, Esq., Douglas S. Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady

Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)